EXHIBIT 99.1

News Release dated August 30, 2018, Suncor Energy to present at the Barclays CEO Energy Power Conference 2018

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the Barclays CEO Energy-Power Conference 2018

Calgary, Alberta (Aug. 30, 2018) – Steve Williams, president and chief executive officer, will present at the Barclays CEO Energy-Power Conference on Wednesday, September 5, 2018 at 9:05 a.m. MT (11:05 a.m. ET).

The webcast link will be available on Suncor’s website at suncor.com/webcasts, or at the following URL for 180 days: https://event.webcasts.com/viewer/event.jsp?ei=1208789&tp_key=62a9ef8411.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com